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3-4-02



SECURITIES AND EXCHANGE COMMISSION

19 2/28

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SEC FILE NUMBER
8- 42638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Axiom Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 43rd floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Liam F. Dalton (212) 521-3800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 E. JEWELL AVENUE, STE. 307	DENVER,	CO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Liam F. Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axiom Capital Management, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Patricia Casey
Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXIOM CAPITAL MANAGEMENT, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

AXIOM CAPITAL MANAGEMENT, INC.

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Axiom Capital Management, Inc.

We have audited the accompanying statement of financial condition of Axiom Capital Management, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axiom Capital Management, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 24, 2002

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	438 194
Receivables:		
Clearing broker		580 773
Affiliates and shareholders (Note 4)		99 392
Other		38 758
Securities owned, at market value		118 041
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $ 461,807		60 702
Other assets		190 412
	$	**1 526 272**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Commissions and salaries payable	$	322 077
Accrued expenses and other liabilities		127 378
Due to clearing broker		55 193
Securities sold, but not yet purchased		15 775
Total liabilities		520 423
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDERS' EQUITY (Notes 3 and 4):		
Common stock, $.01 par value; 1,000 shares authorized; 108.75 shares issued and outstanding		1
Additional paid-in capital		159 091
Retained earnings		911 757
		1 070 849
Less treasury stock, at cost		(65 000)
Total shareholders' equity		1 005 849
	$	**1 526 272**

The accompanying notes are an integral part of this statement.

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions and trading	$	6 796 091
Other		1 140 573
Total revenue		7 936 664
EXPENSES:		
Commissions and salaries		3 029 793
Clearance and floor brokerage		1 688 789
Consulting fees (Note 4)		940 928
Occupancy and equipment costs (Note 4)		772 737
Communications		645 009
Taxes		182 989
Employee benefits		274 740
General and administrative		321 642
Office supplies and expenses		60 813
Regulatory fees		55 413
Total expenses		7 972 853
NET LOSS	**$**	**(36 189)**

The accompanying notes are an integral part of this statement.

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
BALANCES, December 31, 2000	1	$ 159 091	$ 947 946	$ (65 000)
Net loss	-	-	(36 189)	-
BALANCES, December 31, 2001	**$ 1**	**$ 159 091**	**$ 911 757**	**$ (65 000)**

The accompanying notes are an integral part of this statement.

AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(36 189)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		141 729
Decrease in receivables - clearing broker		216 425
Decrease in securities owned, at market value		22 560
Decrease in accrued expenses and other liabilities		(30 920)
Decrease in commissions payable		(116 964)
Decrease in due to clearing broker		(75 643)
Increase in securities sold, but not yet purchased		15 762
Net cash provided by operating activities		136 760
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in other assets		(87 234)
Purchase of furniture, equipment and leasehold improvements		(33 012)
Decrease in receivable - affiliates, shareholders and other		129 480
Net cash provided by investing activities		9 234
NET INCREASE IN CASH AND CASH EQUIVALENTS		145 994
CASH AND CASH EQUIVALENTS, at beginning of year		292 200
CASH AND CASH EQUIVALENTS, at end of year	**$**	**438 194**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Axiom Capital Management, Inc. ("the Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission. In this capacity, it executes both principal and agency transactions and participates in underwritings. The Company conducts business primarily with other broker-dealers that are located in the Tri-State Area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the northeastern United States.

The Company records securities transactions and related revenue and expenses on a trade date basis.

Securities owned and securities sold, but not yet purchased are valued at market value; the resulting difference between cost and market value is included in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years. Leasehold improvements are amortized over the term of the lease or the life of the improvements, whichever is greater.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - COMMITMENTS

The Company leases office space and equipment from unrelated parties under noncancellable operating leases expiring through March, 2004. The office lease contains provisions for escalations based on increases in certain costs incurred by the lessor.

At December 31, 2001, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year	Amount
2002	$ 517 560
2003	517 560
2004	129 340
Total	$ 1 164 460

Total rental expense of $ 512,115, including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2001.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $ 592,339 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .76 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company provides support services for entities controlled by the Company's major shareholder. The Company pays for these expenses and is reimbursed by these affiliates. Pursuant to this arrangement, the Company was owed by the affiliates $ 55,757 at December 31, 2001.

During 1996, the Company issued a note receivable with a face amount of $43,635 to a shareholder. This note was due in 2001 and was recorded at its estimated fair value at inception of $30,025. The discount from the face of the note receivable is accrued to interest income over the life of such note using the interest method.

Dalstar Corp., an entity owned by the Company's major shareholder, was paid consulting fees amounting to $ 805,816 during the year ended December 31, 2001.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture. Also, the Company has deposits in banks in excess of the federally insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and/or other counterparty with which it conducts business.

In the Company's trading activities, the Company has purchased securities for its own account and has sold securities that it does not own and may incur losses if the market value of these securities change subsequent to December 31, 2001.

The Company is involved in various disputes arising in the normal course of business. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

The Company's financial instruments, including cash and receivables are carried at amounts which approximate fair value. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.



SUPPLEMENTARY INFORMATION

AXIOM CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDIT:		
Shareholders' equity	$	1 005 849
DEBITS:		
Nonallowable assets:		
Receivables from affiliates, shareholders and others		138 150
Furniture, equipment and leasehold improvements, net		60 702
Other assets		190 412
Total debits		389 264
Net capital before haircuts on securities positions		616 585
Haircuts on securities positions, including undue concentration charge of $ 5,076		24 246
NET CAPITAL		592 339
Minimum requirements of 6-2/3% of aggregate indebtedness of $ 449,455 or $100,000, whichever is greater		100 000
Excess net capital	$	492 339
AGGREGATE INDEBTEDNESS:		
Commissions and salaries payable	$	322 077
Accrued expenses and other liabilities		127 378
TOTAL AGGREGATE INDEBTEDNESS	$	449 455
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.76 to 1

Note: There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2001.

See the accompanying Independent Auditors' Report.


SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Axiom Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Axiom Capital Management, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Axiom Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Axiom Capital Management, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Axiom Capital Management, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 24, 2002